UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION NETWORK CN INC.
Full Name of Registrant
Former Name if Applicable 21/F., Chinachem Century Tower, 178 Gloucester Road,
Address of Principal Executive Office (Street and Number) Wanchai, Hong Kong
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating operating information into statements for fiscal year 2008.  The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Godfrey Hui	(852)	2833-2186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒  Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Caution regarding Forward-Looking Statements

Certain of the statements made in this notification, including, without limitation, statements regarding the expected timing of the filing of Form 10-K, estimated non-cash expense and its impact on the Registrant’s net income and earnings per share constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact.  Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors.  Any forward-looking statements made in this notice are qualified in their entirety by the risks and uncertainties set forth in the Registrant’s Form 10-K for the year ended December 31, 2007, as well as risks and uncertainties disclosed in the Registrant’s other more recent filings with the SEC.  The Registrant cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Registrant expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

NETWORK CN INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2009	By:	/s/ Godfrey Hui
Godfrey Hui
Chief Executive Officer